# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MAXCYTE, INC., CIK 0001287098
CUSIP: 57777K106
Title of class of securities: Equity
Address of issuer's principal executive offices: 9713 KEY WEST AVENUE,, SUITE 400, ROCKVILLE, Maryland (MD), 20850
Date of event which requires filing of this statement: 10/30/2026
Filed by CIK 0001544204
Persons authorized to receive notices and communications: Jasmine Purohit, 2 Savoy Court, London, United Kingdom (X0), WC2R 0EZ, 02039088827

## Reporting persons
- Liontrust Investment Partners LLP (CIK 0001544204): type of reporting person: investment company (IV); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 5,081,403; shared voting power 0; sole dispositive power 5,081,403; shared dispositive power 0; aggregate amount beneficially owned 5,081,403 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Equity
Name of issuer: MAXCYTE, INC.
Address of issuer's principal executive offices: 9713 KEY WEST AVENUE,, SUITE 400, ROCKVILLE, Maryland (MD), 20850

## Item 2. Identity and Background
Name of person filing: Liontrust Investment Partners LLP
Residence or business address: 2 Savoy Court, London, WC2R 0EZ, United Kingdom
Present principal occupation or employment:
Investment Firm
2 Savoy Court, London, WC2R 0EZ, United Kingdom
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United Kingdom

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction: (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
5,081,403
4.9235%
Number of shares as to which each person has sole or shared power to vote or dispose: 5,081,403
Transactions in the class effected during the past sixty days:
Trade Date BUY/SELL Trade Face Trade Price
06-Aug-2026 SELL 104321 1.10126602
01-Sep-2026 SELL 81203 1.23950150
02-Sep-2026 SELL 63958 1.25395358
03-Sep-2026 SELL 54839 1.24421552
08-Sep-2026 SELL 41034 1.26752510
09-Sep-2026 SELL 37115 1.23726948
10-Sep-2026 SELL 29095 1.19462212
11-Sep-2026 SELL 32615 1.17414454
14-Sep-2026 SELL 74036 1.14991057
07-Oct-2026 SELL 3111 1.04626808
14-Oct-2026 BUY 138139 1.26072563
14-Oct-2026 BUY 175694 1.26072563
14-Oct-2026 BUY 43113 1.26072563
30-Oct-2026 SELL 112919 1.56814936
Other persons with the right to receive dividends or sale proceeds: n/a
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 10/30/2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: n/a

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: n/a

## Signatures
- Liontrust Investment Partners LLP: Jasmine Purohit, Compliance Executive (11/02/2026)